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EXHIBIT 99 - PRESS RELEASE




FOR IMMEDIATE RELEASE


          ACME ELECTRIC CORPORATION REPORTS FIRST QUARTER RESULTS


    EAST AURORA, N.Y., October 31, 1997 -- Acme Electric Corporation
(NYSE: ACE) announced today that for the first quarter ended September 27, 1997, consolidated net sales were $22,179,000 with net income of $170,000, compared with net sales of $23,223,000 and net income of $6,000, for the comparable period in the prior year.
    Robert J. McKenna, Chairman and CEO, stated that, "The nominal decline in sales can be attributed to the Company's decision to gradually phase out relatively lower-margin business, while aggressively pursuing other business that provides a higher return to the Company." McKenna added that, "The financial results for the quarter reflect improved operating efficiencies, and that we remain optimistic about our long-term prospects."
    Founded in 1917, Acme Electric Corporation is a leader in the design and manufacture of power conversion equipment for electronic and electrical systems for industrial, commercial, residential, and military and aerospace applications. Corporate headquarters are in East Aurora, N.Y., with operations in Cuba, N.Y., Lumberton, N.C., and Tempe, Ariz.
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ACME ELECTRIC CORPORATION

Comparative Analysis
(in thousands, except per share data)


                                             For the 13 Weeks Ended

                                           09/27/97        09/27/96

Net Sales                                   $22,179         $23,223

Net Income                                      170               6

Net Income Per Common Share                    $.03            $.00

Weighted Average Number of Shares
  Outstanding Used to Compute
  Income Per Common Share                 5,052,000       4,958,000


Company news is available by FAX: dial 1-800-758-5804, and input extension 006675; or visit our web site at acmeelec.com